Sealed Air Corporation
200 Riverfront Boulevard
Elmwood Park, New Jersey 07407-1033
Telephone (201) 791-7600
Telefax (201) 703-4113
VIA EDGAR
April 6, 2011
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Sealed Air Corporation
Commission File No. 1-12139
Greetings:
On behalf of Sealed Air Corporation, I enclose for filing under Rule 14a-6(b) under the Securities Exchange Act of 1934, as amended, the definitive copy of the notice of meeting, proxy statement and form of proxy for the Annual Meeting of Stockholders of the Company to be held on May 18, 2011. No fee is required with this filing.
The stockholders are being asked to (i) elect the entire Board of Directors of the Company, (ii) approve an amendment to the 2005 Contingent Stock Plan to add additional shares available for issuance under such plan, (iii) approve an amendment to the 2002 Stock Plan for Non-Employee Directors to add additional shares available for issuance under such plan, (iv) provide an advisory vote on executive compensation as disclosed in the proxy statement, (v) provide an advisory vote on the frequency of future advisory votes on executive compensation, and (vi) to ratify the appointment of KPMG LLP as the independent auditor of the Company for the fiscal year ending December 31, 2010.
Sealed Air advises the Commission that it intends to file a Form S-8 with respect to the additional shares under the 2005 Contingent Stock Plan and the 2002 Stock Plan for Non-Employee Directors, assuming stockholder approval, promptly following the Annual Meeting.
Both the proxy materials and the Company’s 2010 Annual Report to Stockholders are expected to be made available or mailed to the Company’s stockholders today. Seven copies of the Company’s 2010 Annual Report to Stockholders will be mailed to the Commission today, which copies are to be provided solely for the Commission’s information pursuant to Rule 14a-3(c) of the Exchange Act.

Very truly yours,

Sealed Air Corporation

By:	/s/ Guy Chayoun Guy Chayoun
Senior Counsel and Assistant Secretary
Enclosures
Copy: New York Stock Exchange, Inc.